UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*
                               Oriole Homes Corp.
- -------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, Class B, Par Value $.10
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  686264-20-1
                          ---------------------------
                                 (CUSIP Number)
                           Andrew J. McLaughlin, Jr.
                         c/o Loeb Partners Corporation
                 61 Broadway, N.Y., N.Y., 10006, (212) 425-0400
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 2, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 686264-20-1

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Andrew J. McLaughlin, Jr. - S.S. ####-##-####

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [  ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------

4  SOURCE OF FUNDS*

   PF
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(E)                                                   [   ]


- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

- --------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   129,900 Shares, assuming conversion of Class A Common
NUMBER OF       ----------------------------------------------------------------
 SHARES
BENEFICIALLY    8  SHARED VOTING POWER
 OWNED BY          13,900 Shares, assuming conversion of Class A Common
  EACH          ----------------------------------------------------------------
 REPORTING      9  SOLE DISPOSITIVE POWER
  PERSON           129,900 Shares, assuming conversion of Class A Common
   WITH         ----------------------------------------------------------------

                10 SHARED DISPOSITIVE POWER
                   13,900 Shares, assuming conversion of Class A Common
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    143,800 Shares, assuming conversion of Class A Common

- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.2%, assuming conversion of Class A Common

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This report relates to the Common Stock, Class B of Oriole Homes Corp. Its chief executive officer is Mark A. Levy. The principal executive offices are located at 1690 South Congress Avenue, Delray Beach, Florida, 33445. This report reflects the purchase of shares of Class B Common Stock, par value $. 10.

ITEM 2.   IDENTITY AND BACKGROUND.

          This report is being filed by Andrew J. McLaughlin, Jr. as to (i) shares for which Andrew J. McLaughlin, Jr. has sole voting or dispositive power; and (ii) shares for which Andrew J. McLaughlin, Jr. has shared voting or dispositive power.

          Andrew J. McLaughlin, Jr. is a registered representative of Loeb Partners Corporation, a registered broker/dealer, 61 Broadway, New York, New York, 10006. He is also an officer and a director of other corporations affiliated with Loeb Partners Corporation.

          Andrew J. McLaughlin, Jr. is a United States citizen. He has not, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respects to such laws.

          McLaughlin Family Fund is a partnership comprised of Andrew J. McLaughlin, Jr. as general partner and his children, nephews, nieces as limited partners.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

          The shares, the ownership of which is reported hereby were acquired with personal, partnership or trust funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          The shares, the ownership of which is reported hereby, were acquired for investment purposes. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, in accordance with applicable regulations. Mr. McLaughlin may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but he is not presently contemplating any plans or proposals required to be described in answer to this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b). The respective number of shares of the Company's Class B Common Stock held are:

          I. Shares as to which Andrew J. McLaughlin, Jr. has sole voting or dispositive power.

Number of Shares of Class B
Common Stock                                         Beneficial Owner
- ---------------------------                          ----------------
64,500                                               Andrew J. McLaughlin, Jr.
35,300                                               McLaughlin Family Fund

          II. Shares as to which Andrew J. McLaughlin, Jr. has shared voting or dispositive power.

Number of Shares of Class B
Common Stock                                    Beneficial Owner
- ---------------------------                     ----------------
9,700                                           Thomas L. Kempner, Irwin D.
                                                Rowe, Andrew J. McLaughlin, Jr.
                                                as Trustees for Loeb Rhoades
                                                Hornblower Profit Sharing
                                                Trading for Account of Andrew J.
                                                McLaughlin, Jr.

109.500(4.0%)
=============

          Percentages are computed on the basis of 2,734,275 outstanding shares of Class B Common Stock reported by the Company as of March 31, 1996 in its most recent 10-Q report.

          III. Shares covered by convertible Common Stock, Class A, par value $.10 owned by person named above.

          Andrew J. McLaughlin, Jr., McLaughlin Family Fund and the trust referred to in II above own convertible Common Stock, Class A, par value $. 10 in the amounts of 21,700, 8,400 and 4,200 respectively. Such shares are convertible at the rate of one share of Common Stock, Class B for each share.

          Assuming only conversion of these shares, there would have been 2,768,575 Class B Common shares outstanding as of July 2, 1996 and the persons named in this Item 2 would have owned in the aggregate 143,800 shares (5.2% of 2,768,575).

          (c) The following purchases have been made within the last 60 days.

Purchaser                  Security         Price     # of Shares     Trade Date
- --------                   --------         -----     -----------     ----------

Andrew J. McLaughlin, Jr.  Cl. A Common     $7.93     3,900            7-2-96

Andrew J. McLaughlin, Jr.  Cl. B Common     $7.85     4,600            7-2-96

          (d) and (e).  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDING OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 12, 1996
                                                 /s/ Andrew J. McLaughlin, Jr.
                                                 Andrew J. McLaughlin, Jr.,
                                                 individually, as general
                                                 partner and as trustee